NEWS RELEASE

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

26 May 2005

Reed Elsevier announces binding offer to acquire MediMedia’s European and US Netter professional medical publishing businesses

Reed Elsevier announced today that it has made a binding offer to acquire MediMedia’s European and US Netter professional medical publishing businesses (MediMedia MAP) for €270 million in cash, subject to the necessary regulatory clearances.

The acquisition of MediMedia MAP would be an important next step in Reed Elsevier’s strategy of building a leading global healthcare business in long term growth markets. It is a high quality business that fits extremely well within the Elsevier Health Sciences division.

MediMedia MAP is a leading provider of medical information in fast growing international healthcare markets, with its principal operations in France, Spain and the US as well as activities in the UK, Italy and Mexico. MediMedia MAP has highly successful brands in its markets and outstanding content. Publishing through the highly regarded imprints of Masson, Doyma and Netter amongst others, MediMedia MAP provides medical books and journals and reference information principally for the practioner market as well as continuing medical education and pharmaceutical industry sponsored communications. The world renowned Netter collection of medical illustrations is sold in over 200 countries.

The geography and publishing programmes of the MediMedia MAP businesses fit excellently within Reed Elsevier’s specialist health sciences group, Elsevier Health Sciences International. MediMedia MAP will bring Elsevier an extended footprint in France, Spain, Italy and Mexico as well as significant new content. The combination of the two businesses will accelerate growth with expanded publishing programmes and digital services, serving the growing medical and allied healthcare professions and their evolving needs for greater productivity and in meeting the increasing trend for structured continuing education.

The MediMedia MAP businesses saw revenues of €101 million and proforma EBITDA of €16 million in 2004. The focus on new publishing and marketing opportunities and the benefits of shared operations and sales and digital expertise are expected to build revenue growth to around 7-8% per annum in the second year post acquisition and to significantly improve profitability. The acquisition is expected to be accretive to adjusted earnings from the outset, and to generate post tax annual returns in excess of 8% within three years, covering Reed Elsevier’s cost of capital, and to continue to grow returns strongly thereafter. Elsevier’s Health Sciences International business outside the US had revenues of US$414 million in 2004 and is budgeted to deliver organic growth of at least 7% in 2005.

Commenting on the transaction, Elsevier’s CEO Erik Engstrom said: “We are very excited by the opportunities presented by an acquisition of MediMedia MAP. It is a business showing strong growth potential, with prestigious brands and content. We look forward to continuing to invest in the respected French, Spanish, and Italian medical publishing traditions of Masson and Doyma, as well as developing the potential of the successful Netter business. The combination of our two successful businesses will provide all our customers with expanded resources to contribute further to their professional success.”

Forward looking statements

This announcement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’, and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.